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                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2004

                           COMMISSION FILE No. 1-31690

                             TRANSCANADA CORPORATION
                 (Translation of Registrant's Name Into English)

             450 - 1 STREET S.W., CALGARY, ALBERTA, T2P 5H1, CANADA
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

     Form 20-F                               Form 40-F  X
              -----                                   -----

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes                                     No   X
         -----                                  -----

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                                        I

1. The Management Proxy Circular of the Registrant dated February 24, 2004 and as filed as Exhibit 1 to this Form 6-K (excluding the Sections entitled "Composition of the Human Resources Committee", "Report on Executive Compensation", "Performance Graph" and "Corporate Governance", which shall be deemed not to be incorporated by reference) is hereby filed with the Securities and Exchange Commission for the purpose of being and hereby is incorporated by reference into the following registration statements filed by TransCanada Corporation under the Securities Act of 1933.

          FORM                        REGISTRATION NO.
          ----                        ----------------
           S-8                            33-00958
           S-8                            333-5916
           S-8                            333-8470
           S-8                            333-9130
           F-3                            33-13564
           F-3                            333-6132

2. The Form of Proxy of the Registrant is hereby furnished as Exhibit 2 to this Form 6-K.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                             TRANSCANADA CORPORATION


                             By: /s/ Russell K. Girling
                                 ----------------------------------------------
                                 Russell K. Girling,
                                 Executive Vice-President, Corporate Development and Chief Financial Officer


                             By: /s/ Rhondda E.S. Grant
                                 ----------------------------------------------
                                 Rhondda E.S. Grant
                                 Vice-President and Corporate Secretary


March 15, 2004

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                                  EXHIBIT INDEX


1        Management Proxy Circular of the Registrant

2        Form of Proxy of the Registrant